Filed by Slam Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lynk Global, Inc.

Explanatory Note: The following is a transcript from a Bloomberg Technology TV interview with Alex Rodriguez, Chief Executive Officer of Slam Corp., and Charles Miller, Chief Executive Officer of Lynk Global, Inc., conducted on December 18, 2023.

Bloomberg Technology TV

Why did Lynk need to be a public company?

Charles Miller

Well, this is actually, in many ways, the perfect time to go public. The market is turning. But, there’s a deep interest in satellite direct to phone. Ed, you have a phone in your pocket, right? Today, our satellite technology will connect with it today, if you’re outside, and we will connect to the lives, and to the phones, of over five billion people. So, this is a perfect opportunity for Lynk, to take the company public, and we are actually in a perfect position. We are the world’s only proven, patented, and commercially licensed satellite direct-to-standard phone company in the world, and we have 35 commercial contracts, and we’re rolling this out. So, this is the perfect time to go public.

Bloomberg Technology TV

Alex, for any SPAC there’s always the time limit factor, but what were the real reasons for you in choosing Lynk for a reverse merger?

Alex Rodriguez

Well, first of all, we wanted to stay super disciplined, and we were looking for a category leader with a championship team, and Charles and Lynk provide both. We couldn’t be more excited. If you think about the five billion people Charles is talking about, there’s about a billion people today that live in rural countries, farms, farmland, foreign countries like the Dominican Republic, my homeland, and we get an opportunity to improve their lives, their health, and their economic capacity and ability to make even more income.

Bloomberg Technology TV

Charles, this is probably a good moment to ask: how does the technology work? What is it that’s unique about Lynk?

Charles Miller

Well, Lynk invented this technology. You go back to 2015, when the original idea was created, many people thought this was impossible, and we then invented all the core technology to connect to the standard phone, already in your pocket, with no change to the phone. People thought that was crazy thinking. Not only did we invent the tech, we then proved it, and we have three operational, commercially licensed satellites in orbit today, and we’re operational in five countries. We proved it on all seven continents, and over two dozen countries. And, so, it puts us in a great position to bring this service to the world. There’s huge demand for this. This is a life-saving service with over five billion customers that have a phone today.

Bloomberg Technology TV

Charles, you have the constellation, well, a small constellation, up and running. You have the commercial deals in place. This is an area, just last week we learned, that SpaceX wants to get into as well. Is there enough room for you and the likes of SpaceX to build out the sat-to-cell network?

Charles Miller

Well, absolutely, so let me explain why. First of all, it is completely validating that SpaceX wants to follow Lynk, right? We are the category creators, we invented this, we proved it, and there’s a bunch of companies jumping in now that we’ve done it. But, this is the key thing to understand: no one’s going to get a monopoly. In the mobile wireless industry there’s at least two or three winners. They don’t let anybody get a monopoly. They didn’t let Apple get a monopoly when they invented the modern smartphone, they pulled into existence Android within 18 months. So, there’s going to be at least two, maybe three winners in satellite direct-to-standard phone. It’s going to be Lynk and one or two other companies. So, that’s natural. It’s best for the consumer and just completely validates what we’re doing.

Bloomberg Technology TV

Alex, really similar question for you: in a lot of the SPACs that I’ve covered over the last three or four years, the ones that have gone wrong is where due diligence was a problem, and I wondered how much of a concern entering a market with Lynk with a big competitor, or potential competitor, like SpaceX, how much of that was a consideration for you?

Alex Rodriguez

Yeah, it was, and look, we’re super disciplined. We’d rather not do a SPAC and take something public unless we felt really passionate about it, we’re long-term thinkers, and our core values are aligned. I mean, it’s such an exciting space. To think that this is a trillion dollar business annually opportunity and to connect the unconnected. To think that Charles and Lynk can connect over a billion people, more than we have today. And if you think of Amazon, Ed, how they’ve disrupted the retail business: what Lynk is is the disruptive business where you have these cell towers, where you would need a football field, or two, to provide, Charles has created one that, his satellites go in the size of a pizza box, and then you send them to orbit. And, over the next five years, there should be hundreds, if not thousands, of these up in orbit.

Bloomberg Technology TV

Alex raises a good point, which is the industries you’re trying to disrupt. But, if you think about the end user, right? Me, the consumer with the cell phone. It seems to be the carriers, Charles, that you want to do business with.

Charles Miller

That is a key part of our strategy. We’re partnering with mobile phone companies, like, many people here in the United States know Verizon, AT&T, and T-Mobile, but there’s 800 around the world. And, we are going to be a partner with mobile network operators around the world. It goes directly to our business model. We are set up as a trusted partner of mobile network operators, and it has huge implications for our economics. So, we don’t have to go sign up subscribers. We cut a deal with a mobile network operator and we instantly get a million, to maybe a hundred million subscribers. So, our subscriber acquisition cost, because it uses the phone in your pocket, basically almost goes to zero. It goes to like a thousandth of a cent acquisition cost, so it’s tremendous economics.

Bloomberg Technology TV

Charles, really quick: on the economics, I wanted to go to launch as well. How are you going to build out your constellation? Who will the launch providers be?

Charles Miller

Well, there’s huge growth in launch technology in the United States, led by the United States entrepreneurs. But, we’re baseline with SpaceX. They’re a great launch provider. And, I know people are worried about that, but SpaceX launches all their competitors. They’re launching across all the industry. They are great at launch. We are baselining them, but there’s a bunch of companies coming on and we have many choices going forward. But, SpaceX is doing a great job right now.

Bloomberg Technology TV

Alex, we’ll end with you: you’re a busy guy, it was interesting to see you back Lynk. How hands-on are you going to be day-to-day with this company?

Alex Rodriguez

Well, I’m very excited because this is both business but also mission driven, and that’s what I really like about Charles. First of all, he has over 30 years in the space of space. He’s a truth teller, he’s completely driven by the mission, and what I’m excited about, Ed, we have five billion people that have a device like this. It could be a flip or an iPhone. It could be G2 or G5. Everyone gets the benefit from Lynk and gets the connectivity. The other part that I’m excited about: this is not like a starter. I mean, Charles has been at this for 30 years, but around five years with Lynk. And, the truth is, that we’re excited. We have over 35 contracts, we’re operating in over 50 countries, and, today, we’re operating in five countries. So, we’re off to the races. I think the capital is going to turbo charge Charles’s vision, and I think this is a massive play with a $100 billion addressable market.

About Slam Corp.

Slam Corp., a Cayman Islands exempted company (Nasdaq: SLAM) (“Slam”), is a special purpose acquisition company established by baseball legend, investor and Chairman and Chief Executive Officer of A-Rod Corp., Alex Rodriguez, and Founder, Managing Partner and Chief Investment Officer of Antara Capital LP, Himanshu Gulati. Slam Corp. intends to pursue investment opportunities with companies that have large and growing addressable markets, significant revenue growth, defensible business models and superior market share.

About Lynk Global, Inc.

Lynk Global, Inc., a Delaware corporation (“Lynk”), believes it is the world’s only patented, proven, and commercially-licensed satellite-direct-to-standard-mobile-phone system. Today, Lynk allows commercial subscribers to send and receive text messages to and from space, via standard unmodified mobile devices. Lynk’s service has been demonstrated in over 25 countries and is currently being deployed commercially, based on 35 mobile network operators commercial service contracts covering approximately 50 countries. Lynk is currently providing cell broadcast (emergency) alerts, and two-way SMS messaging, and intends to launch voice and mobile broadband services in the future. By partnering with Lynk via a simple roaming agreement, a mobile network operator opens the door to new revenue in untapped markets, gives subscribers peace of mind with ubiquitous connectivity, and may possibly provide a pathway to economic prosperity for billions. For more information, visit www.lynk.world or follow @lynktheworld.

Additional Information about the Transaction and Where to Find It

This communication relates to the proposed business combination involving Lynk and Slam (the “Business Combination”). If a legally binding definitive agreement with respect to the proposed Business Combination is executed, Slam, or another party to the proposed Business Combination, intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Slam or Lynk has filed or will file with the SEC or send to its shareholders in connection with the proposed Business Combination. This document does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SLAM’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY SLAM WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of Slam as of a record date to be established for voting on the proposed Business Combination. Additionally, Slam will file other relevant materials with the SEC in connection with the proposed Business Combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at http://www.sec.gov. In addition, the documents filed by Slam may be obtained, when available, free of charge from Slam at http://www.slamcorp.com. Slam’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Slam Corp., 55 Hudson Yards, 47th Floor, Suite C, New York, New York 10001.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Business Combination is expected to be implemented solely pursuant to a legally binding definitive agreement which is expected to be filed as an exhibit to a Current Report on Form 8-K by Slam, and which is expected to contain the full terms and conditions of the proposed Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed Business Combination. Slam and Lynk and certain of their respective directors and officers may be deemed participants in the solicitation of proxies from Slam’s shareholders in connection with the proposed Business Combination. Slam’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names and interests in the proposed Business Combination of Slam’s directors and officers in Slam’s filings with the SEC, including Slam’s initial public offering prospectus, which was filed with the SEC on February 24, 2021, Slam’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of Slam’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Slam’s shareholders in connection with the Business Combination will be included in the definitive proxy statement/prospectus relating to the proposed Business Combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Cautionary Statement Regarding Forward Looking Statements

Certain statements made in this report, and oral statements made from time to time by representatives of Slam and Lynk are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “estimate,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “potential,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed Business Combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed Business Combination and related transactions, the level of redemptions by Slam’s public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Slam’s and Lynk’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, among others, the following: (1) the inability of the parties to complete the potential Business Combination or to complete the contemplated transactions; (2) satisfaction or waiver (if applicable) of the conditions to the proposed Business Combination, including with respect to the approval of the shareholders of Slam; (3) the ability to maintain the listing of the combined company’s securities on Nasdaq; (4) the risk that the proposed transaction disrupts current plans and operations of Slam or Lynk as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) uncertainty of the costs related to the proposed Business Combination; (7) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (8) the possibility that Slam and Lynk may be adversely affected by other economic, business, and/or competitive factors; (9) the outcome of any legal proceedings that may be instituted against Slam or Lynk or any of their respective directors or officers, following the announcement of the potential Business Combination transaction; (10) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; (11) risks related to domestic and international political and macroeconomic uncertainty, including the outbreak of COVID-19, the Russia-Ukraine conflict and the Israel-Hamas war; (12) the risk that any of the conditions to closing of the proposed Business Combination to be agreed upon in a legally binding definitive agreement are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (13) risks related to the rollout of Lynk’s business strategy and the timing of expected business milestones; (14) the amount of redemption requests made by Slam’s public shareholders; (15) the ability of Slam to issue equity, if any, in connection with the proposed Business Combination or to otherwise obtain financing in the future; (16) risks related to Lynk’s industry; and (17) those factors discussed in Slam’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Slam or Lynk to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or Slam’s or Lynk’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Slam nor Lynk presently know or that Slam and Lynk currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Slam’s and Lynk’s expectations, plans or forecasts of future events and views as of the date of this communication. Slam and Lynk anticipate that subsequent events and developments will cause Slam’s and Lynk’s assessments to change. However, while Slam and Lynk may elect to update these forward-looking statements at some point in the future, each of Slam and Lynk specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Slam’s and Lynk’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.